SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 4, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated May 4, 2006, the Company reported a summary of what was agreed upon in the Shareholders meeting held on May 2, 2006

It was unanimously approved to modify the maturity of the four year term from the issuence-june 19,2002-of the convertible notes series I of Alto Palermo S.A. with a 10% annual rate due on july 19,2006 and with public offering approved by the Comisión Nacional de Valores by resolution number 14196 dated May 15, 2002 undersection IX of the “Offer and Listing included in item A-details of the Offer and Listing-Expiration” under the Offering Memorandum published by the Official Bulletin of the Buenos Aires Stock Exchange Market on July 8, 2002. The maturity of the four year term was extended until July 19, 2014, authorizing and delegating on the Board of Directors and or on the attorneys in fact of the Company with the most faculties to sign and adequate all necessary documentation to accomplish which was approved as was submitted to the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 9, 2006